UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Transocean Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

H8817H100

(CUSIP Number)

December 5, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. H8817H100	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asia Research & Capital Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

27,231,054 shares of common stock of the Issuer ("Common Stock"), comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of .05% Exchangeable Senior Bonds due 2023 of Transocean, Inc. ("Exchangeable Bonds")

	6.	SHARED VOTING POWER 0
	7.

SOLE DISPOSITIVE POWER

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. H8817H100	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asian Investment Partners Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

	6.	SHARED VOTING POWER 0
	7.

SOLE DISPOSITIVE POWER

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. H8817H100	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCM Master Fund II Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,790,690 shares of Common Stock, comprised of 7,790,690 shares of Common Stock currently held and 0 shares of Common Stock issuable upon the exchange of $0 of Exchangeable Bonds
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,790,690 shares of Common Stock, comprised of 7,790,690 shares of Common Stock currently held
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,790,690 shares of Common Stock, comprised of 7,790,690 shares of Common Stock currently held
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.28%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. H8817H100	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alp Ercil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

	6.	SHARED VOTING POWER 0
	7.

SOLE DISPOSITIVE POWER

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,231,054 shares of Common Stock, comprised of 11,911,650 shares of Common Stock currently held and 15,319,404 shares of Common Stock issuable upon the exchange of $157,449,000 of Exchangeable Bonds

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. H8817H100	13G

Item 1.

(a)	Name of Issuer Transocean Ltd.

(b)	Address of Issuer’s Principal Executive Offices Turmstrasse 30 6312 Steinhausen Switzerland CH-6312

Item 2.

(a)

Name of Person Filing

Asia Research & Capital Management Ltd. (the "Investment Adviser"), Asian Investment Partners Ltd. (the "Manager"), ARCM Master Fund II Limited ("Master Fund II") and Mr. Alp Ercil (collectively, the "Filing Persons").

(b)

Address of the Principal Office or, if none, residence

For the Investment Adviser and Mr. Alp Ercil:

21/F, Shanghai Commercial Bank Tower

12 Queens Road Central

Hong Kong

For the Manager:

c/o Walkers Corporate Limited

27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

For Master Fund II:

c/o Walkers Corporate Limited

27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

(c)

Citizenship

The Investment Adviser is a company incorporated under the laws of Hong Kong. The Manager and Master Fund II are each an exempted company incorporated with limited liability in the Cayman Islands. Mr. Alp Ercil is a citizen of the Republic of Turkey.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number H8817H100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 27,231,054 (the "Shares")

(b)	Percent of class: 4.36%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 27,231,054

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 27,231,054

(iv)

Shared power to dispose or to direct the disposition of  0

* The percentage is based upon 624,925,626 Shares of the Issuer outstanding, which is the total number of Shares of the Issuer outstanding as of October 22, 2018, as reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2018, plus the number of Shares of the Issuer issued in connection with its acquisition of Ocean Rig UDW Inc., as set forth in the 8-K filed by the Issuer on December 6, 2018, and Shares of the Issuer that are issuable upon exchange of the Exchangeable Bonds by one or more of the Filing Persons.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 99.1

Joint Filing Agreement dated December 12 2018, by and among the Investment Adviser, the Manager, Master Fund II and Mr. Alp Ercil.

CUSIP No. H8817H100	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2018

Asia Research & Capital Management Ltd.

By:	/s/ Alp Ercil
Name:	Alp Ercil
Title:	Chief Investment Officer

Asian Investment Partners Ltd.

By:	/s/ Alp Ercil
Name:	Alp Ercil
Title:	Chief Investment Officer

ARCM Master Fund II Limited

By:	/s/ Gary Linford
Name:	Gary Charles Linford
Title:	Director

/s/ Alp Ercil
Alp Ercil